		Exhibit 99.2
	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

		Mar 31, 2026
		in € m.
	Debt (1):
	Long-term debt	113,164
	Trust preferred securities	282
	Long-term debt at fair value through profit or loss	29,739
	Total debt	143,185

	Shareholders' equity:
	Common shares (no par value)	4,891
	Additional paid-in capital	37,621
	Retained earnings	31,680
	Common shares in treasury, at cost	(772)
	Equity classified as obligation to purchase common shares	(417)
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(964)
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(535)
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	—
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss, net of tax	(53)
	Foreign currency translation, net of tax	(2,935)
	Unrealized net gains from equity method investments	12
	Total shareholders' equity	68,526
	Equity component of financial instruments	10,902
	Noncontrolling interest	1,634
	Total equity	81,062
	Total capitalization	224,247
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[1]	€ 47.8 billion (33%) of our debt was secured as of Mar 31, 2026.

Due to rounding, numbers may not add up precisely to the totals provided.